SEC 1745 (02-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.   15)*

Advanced Magnetics, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

00753P 10 3

(CUSIP Number)

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ X ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00753P 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Marlene Kaplan Goldstein

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 566,137

	6.	Shared Voting Power 47,400

	7.	Sole Dispositive Power 566,137

	8.	Shared Dispositive Power 47,400

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 613,537

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] See Item 4(a)

11.	Percent of Class Represented by Amount in Row (9) 9.2%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer Advanced Magnetics, Inc.
	(b)	Address of Issuer's Principal Executive Offices 61 Mooney Street Cambridge, MA 02138

Item 2.
	(a)	Name of Person Filing Marlene Kaplan Goldstein
	(b)	Address of Principal Business Office or, if none, Residence c/o Advanced Magnetics, Inc. 61 Mooney Street Cambridge, MA 02138
	(c)	Citizenship United States
	(d)	Title of Class of Securities Common Stock, $.01 par value per share
	(e)	CUSIP Number 00753P 10 3

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
	(a)	[ ]	Broker or dealer registered under Section 15 of the Act.
	(b)	[ ]	Bank as defined in Section 3(a)(6) of the Act.
	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act.
	(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act of 1940.
	(e)	[ ]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	[ ]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);;
	(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
	(j)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned:

613,537.  This amount does not include 576,194 shares owned by spouse, as to which beneficial ownership is disclaimed.  This amount includes 4,750 shares issuable to Ms. Goldstein pursuant to options exercisable within 60 days of December 31, 2002.

(b) Percent of class:
9.2% (based on 6,659,142 shares of Common Stock reported by the Company’s transfer agent as outstanding at the close of business on December 31, 2002.)
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 566,137
(ii) Shared power to vote or to direct the vote 47,400
(iii) Sole power to dispose or to direct the disposition of 566,137
(iv) Shared power to dispose or to direct the disposition of 47,400

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Inapplicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Inapplicable.

Item 8.	Identification and Classification of Members of the Group
Inapplicable.

Item 9.	Notice of Dissolution of Group
Inapplicable.

Item 10.	Certification
Inapplicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 2003
Date
Marlene Kaplan Goldstein
Signature
Marlene Kaplan Goldstein, Secretary
Name/Title